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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-20760
                                                        CUSIP NUMBER 397637 10 9

(Check One):

[X] Form 10-K            [_] Form 20-F                    [_] Form 11-K
[_] Form 10-Q            [_] Form N-SAR

For Period Ended: December 31, 2001

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Greka Energy Corporation.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number):

     630 Fifth Avenue, Suite 1501
     New York, NY 10111

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Pursuant to the restructuring of the Company's business as recently announced on March 4, 2002 to focus on the Company's integration of its Central California operations, the Company plans to sell during second quarter 2002 its traditional E&P assets that have been determined to be inconsistent with the restructured business strategy going forward. The Company is in the process of evaluating the fair market value of these E&P assets and the resulting impairment, if any, on the Company's financial statements at December 31, 2001. The Company has determined that it is in its best interest to allow sufficient time for this valuation analysis and thus the Registrant has been unable to complete the preparation of its annual report in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Roger V. Davidson, Esq.
     Ballard, Spahr, Andrews & Ingersoll, LLP
     (303) 299-7307

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                The Company anticipates that a significant change in results of operations from the corresponding period for the last fiscal year may be reflected by the statement of operations to be included in the Registrant's Form 10-K filed for the period ended December 31, 2001, and the valuation of the E&P assets planned for divestiture pursuant to the restructuring of the Company's business as recently announced on March 4, 2002 and resulting fiscal impact is under further review.

                            Greka Energy Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 2002                      By: /s/ Randeep S. Grewal
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                                             Randeep S. Grewal
                                             Chairman, Chief Executive Officer

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